Commission File Number 001-31914

EXHIBIT 99.2

Press Release

For immediate release

China Life Provides Update on Status under the Holding Foreign Companies Accountable Act

(Beijing, China, May 5, 2022) – China Life Insurance Company Limited (the “Company”) (NYSE: LFC; HKSE: 2628; SSE: 601628) today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”). The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCAA on May 4, 2022, New York time, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules, and this indicates that the SEC determines that the Company used a registered public accounting firm that is not currently subject to inspection by the Public Company Accounting Oversight Board of the United States (PCAOB) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified as a Commission-Identified Issuer under the HFCAA by the SEC for three consecutive years.

The Company will continue to strictly comply with applicable laws and regulations in both China and the United States and monitor market developments. The Company will timely perform its disclosure obligations pursuant to regulatory requirements.

For further information, please contact:

Mr. Andrew Tian

Tel: +86 10 6363 1329

Email: tianzhuo@e-chinalife.com